Exhibit 99.1

Hollinger Inc.
Status Update: November 3, 2006

TORONTO, Ontario, November 3, 2006 -- Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended (the "MCTO"), was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws or the MCTO is revoked. Reference should be made to Status Updates and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

On October 31, 2006, Hollinger filed its Statement of Executive Compensation on Form 51-102F6 in respect of its financial year ended March 31, 2006 with Canadian Securities Administrators. The Form is available on SEDAR at www.sedar.com.

On October 31, 2006, Domgroup Ltd., a wholly owned subsidiary of Hollinger, completed the previously announced sale of real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario. Domgroup Ltd. received cash proceeds of approximately $9.8 million as well as a vendor take-back mortgage in the principal amount of $9.8 million, interest-free until October 31, 2008, bearing 4.95% thereafter, and due on October 31, 2009.

As previously announced, Robert Gillespie has resigned from Hollinger’s Board of Directors, effective October 26, 2006.

Also as previously announced, on October 25, 2006, the British Columbia Supreme Court granted a Mareva Injunction Order against David Radler and F.D. Radler Ltd. pursuant to a motion brought, without notice, by Hollinger and certain of its subsidiaries.

Financial Statements

Hollinger has been unable to file its annual financial statements, Management's Discussion & Analysis and Annual Information Form for the fiscal years ended December 31, 2003, 2004 and 2005 and for its new fiscal year ended March 31, 2006 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30 in each of its 2004 and 2005 fiscal years and for the fiscal quarter ended June 30, 2006. Hollinger’s Audit Committee and management continue to work with its auditors, and are continuing discussions with regulators with a view to finalizing Hollinger’s historical audited financial statements and bringing its public filings up to date. Hollinger continues to make progress towards this objective. Further developments will be disclosed as they occur.

Supplemental Financial Information

As of the close of business October 27, 2006, Hollinger and its subsidiaries - other than Sun-Times Media Group Inc. and its subsidiaries - had approximately US$27.6 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Sun-Times. Based on the October 27, 2006 closing price of the shares of Class A Common Stock of Sun-Times on the NYSE of US$5.94, the market value of Hollinger's direct and indirect holdings in Sun-Times was US$93.7 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Sun-Times is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Sun-Times is pledged as security in connection with the senior notes (the "Senior Notes") and the second senior notes (the "Second Senior Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited approximately C$8.7 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers. In addition, C$757,000 has been deposited in escrow with the law firm of Davies Ward Phillips & Vineberg LLP in support of the obligations of a certain Hollinger subsidiary.

As of October 27, 2006, there was approximately US$89.0 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Senior Notes outstanding. Hollinger is up to date on all payments due under its outstanding Senior and Second Senior Notes (collectively, the "Notes"). However, it is non-compliant under the Indentures governing the Notes with respect to certain financial reporting obligations and other covenants arising from the insolvency proceedings of the Ravelston Entities (as defined below). The holders of the Notes have not taken any action as a result of such defaults.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, the Court issued two orders by which The Ravelston Corporation Limited ("Ravelston") and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Bankruptcy & Insolvency Act (Canada) and the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, RSM Richter Inc. ("Richter") was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger (collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). On June 12, 2006, the Court appointed Richter as receiver and manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of Ravelston. The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to January 19, 2007.

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com